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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [  x  ]                 Form 40-F  [      ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [     ]                       No   [  x  ]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-           .)

GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:
GigaMedia Names New CEO, Appoints Two New Board Members
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(GIGAMEDIA LOGO)

                            GIGAMEDIA NAMES NEW CEO,
                         APPOINTS TWO NEW BOARD MEMBERS


TAIPEI, Taiwan, December 1, 2003 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced the appointment of Arthur Wang, 42, as its new chief executive officer and as a director of the Company. The Company also announced the addition of two new directors to the board. All changes are effective immediately.

Mr. Wang is currently the managing partner of Capital Limited, an Asian investment firm based in Hong Kong, and a member of the board of Linmark Group, a Hong Kong Stock Exchange listed global sourcing firm, where he serves as chair of the audit committee of the board. Previously, Mr. Wang was an executive director of KGI Asia Limited, the investment banking arm of the Koos Group of Taiwan. At KGI, Mr. Wang served as head of corporate finance, responsible for mergers, acquisitions and financial advisory work in Asia and North America, as well as a wide range of private equity investment activity. Mr. Wang also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as board member and director of Softbank Investment International (Strategic) Limited, the Hong Kong Stock Exchange listed arm of Softbank Corporation. He has extensive experience working as a board member with listed companies in Australia and Thailand, as well as with private companies. Mr. Wang received his bachelor of arts degree from the University of California at Los Angeles and his Juris Doctorate degree from Yale Law School. He practiced corporate and securities law in the Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.

Raymond Chang has resigned as chief executive officer to pursue other interests, but will remain as an advisor and be available to the new CEO during an interim handover period.

Daniel Wu, chairman of the board of GigaMedia said, "Arthur will focus on developing and executing our growth strategy going forward. He has proven leadership and strategic skills, combined with an excellent understanding of our businesses and extensive experience in leading transformation in technology businesses. Our company is clearly making solid progress in its operating performance and we are excited at the prospect Arthur's leadership offers for the future growth of GigaMedia."

Mr. Wu continued, "Raymond was one of the founders of GigaMedia and made great contributions in guiding the Company through its initial public offering and development. We appreciate his hard work on behalf of our Company, and wish him the best in his

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future pursuits. I also want to thank Raymond for his continued commitment during this transition period."

In addition, Mr. Emmet Yu-Jui Hsu and Gilbert Bao have each been appointed to GigaMedia's board of directors as independent directors. Mr. Hsu is currently chairman and president of Shihlin Electric & Engineering Corp. and president of Hsinchu Transportation Co. Ltd. in Taipei, Taiwan. He majored in business administration at the University of Southern California and received an MBA from Chengchi University in Taiwan.

Gilbert Bao is currently vice chairman of Chung Shing Textile Co., Ltd., executive director of Taiwan Cotton Spinners Association, and executive director of Taiwan Manmade Fiber Industry Association. He graduated from the University of Southern California in 1986.

ABOUT GIGAMEDIA
GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately a 50% share of Taiwan's music retail market.

Online, the Company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the Company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from < http://ir.giga.net.tw >.

The directors of GigaMedia (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts

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stated and opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement (the omission of which would render any statement in this announcement misleading in any material respect), and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GigaMedia has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in July 2003.

CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GigaMedia Limited
                                             -----------------
                                             (Registrant)


Date: December 1, 2003                       By: /s/ Hsia, Winston
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                                             (Signature)
                                             Name: Hsia, Winston
                                             Title: Chief Financial Officer